Exhibit 99.1

Oasmia Pharmaceutical AB Vallongatan 1 SE-752 28 Uppsala Sweden Tel +46 18 50 54 40 www.oasmia.com Executive Summary Oasmia Pharmaceutical AB (NASDAQ: OASM) is a Swedish biotechnology Company that develops and manufactures a new generation of chemotherapy drugs in the field of both human and veterinary oncology. XR-17, Oasmia’s next generation delivery system has the unique ability to deliver poorly soluble drugs/treatments using a highly water-soluble agent (Vitamin A). The Company’s water soluble drugs based on well-established cytostatics have improved properties without the addition of toxic solvents to the medium, have shorter infusion time, no need for pre-medication, lower toxicity, lower production costs, and lower doses of chemo are needed to achieve the same results as other approved treatments such as Abraxane® by Celgene®. Oasmia’s novel nanoparticle formulations and drug-delivery systems provide cancer patients a much better tolerated treatment than currently used delivery systems. XR-17 is the basis for 5 product candidates in clinical stage programs for the treatment of various cancers in both humans and animals. Human Health: The global oncology market, estimated at over $100 billion, is the largest market in the biopharmaceutical space. Oasmia has recently completed clinical global Phase III trial for its ovarian cancer drug Paclical® which was recently approved for sale for treatment of ovarian cancer in the Russian Commonwealth (also known as the Commonwealth of Independent States or CIS). Revenues for 2016 are projected at $20 million in the Russian Commonwealth alone. Paclical® is expected to receive approval in the US and EU in 2017. The Company has an extensive IP portfolio that protects Paclical® and XR-17 across the US, Germany, Italy, France, Spain, UK and Japan as well as a number of emerging markets. Animal Health: The global companion animal (pets) drug market has an estimated market size of $7 billion globally. Oasmia’s Paccal Vet®-CA1 is the only drug approved for treatment of cancer in animals with projected introductory revenues of $2+ million this year in the U.S. Since both Paclical® and Paccal Vet®-CA1 are new to the market, they should experience accelerated growth in sales as they get adopted globally.  Company Statistics Stock Symbol: OASM (NASDAQ) Incorporation: Sweden Price: $3.82 (02/01/16)* 52 Week Range: $2.88 – $4.49 Avg. Daily Volume (90 day): 7,763 Shares Outstanding (ADR): 34.9 Million* Market Cap: $133.5 Million* Float: 16.6 Million free trading shares *Trades as American Depository Receipt (1 ADR = 3 ordinary OASM.ST shares) Price & volume quotes from Yahoo! Finance and other reliable sources Oasmia is also listed on NASDAQ Stockholm (OASM.ST), Frankfurt Stock Exchange (OMAX.GR,/ISIN SE0000722365) Company Highlights · Anti-cancer drug Docecal® approved for clinical trials · Final data indicates positive top-line results for Paclical® from head-to-head comparison study with Abraxane® · Company received $9.5 million order for Paclical® for the Russian Market · Next product Doxophos is filed for market approval in Russian Commonwealth · $100+ billion opportunity that continues to grow Highly experienced and successful management team Upcoming MilestonesQ1 2016 Filing for final sales approval for Paclical® to EMA (EU) H1 2016 Launch of Paclical® in Middle East & Africa with commercial partner H1 2016 Announcement of partner relationship for sales of Paclical® (China/Europe/US) H1 2016 Expecting OS data for Paclical®Investment Catalysts $100+ Billion Market Opportunity Human Health: Oasmia has 3 drug candidates that have attractive commercial potential in the US, Europe and other key markets for treatment in humans. According to the Institute for Healthcare Informatics (IMS) the global oncology market is $100 billion in annual sales but could reach a projected $147 billion by 2018, an almost 50% increase. Animal Health: Oasmia has 2 drug candidates for treatment of several cancer indications in dogs. There are an estimated 83 million dogs in the US alone and over 50% of dogs over 8 years old develop some form of cancer. Currently there are no other cytotoxic treatments for dogs in the market. The veterinary market is estimated at $7 billion globally and 3 billion in the U.S. Abbott Animal Health paid Oasmia $7 million in upfront licensing and milestones for Paccal Vet and the Company recently reacquired 100% of the global rights without a fee. Oasmia has a robust intellectual property estate of issued, pending, and published patents provides extensive protection for both Paclical® as well as XR-17 across multiple markets. Oasmia’s XR-17 nanotechnology platform is used to improve solubility and is patent protected to 2028. Oasmia’s nanoparticle drug delivery within oncology has been validated in the past with Abraxane®. Both competitors Abraxane and Taxol generated in excess of $1.7 billion in sales combined last year. The Company is focused on increasing revenue going forward while reducing cash burn. Technology Platform (XR-17) – Broadly Applicable Highly Soluble Solution With Competitive Advantages Over Current Therapies Oasmia’s XR-17 proprietary technology is based on in-house research and development and can be combined with novel compounds and generic drugs. The technology has been validated in both clinical and toxicological studies and is applicable across multiple active pharmaceutical ingredients (APIs) and has patent protection until 2028 and onwards. The technology enables proprietary development and partnering opportunities. XR-17 Can form micelles by combining water-insoluble and water-soluble substances. It also enables several active molecules to be combined simultaneously, for instance two cytostatics can be given in a single infusion. Several clear advantages the XR-17 technology show over existing therapies include: lower production cost, lower toxicity, no need for pre-medication, shortens infusion time, Improves solubility and facilitates administration, Improves pharmacological profile and bioavailability, allows for dual encapsulation of water-insoluble and water-soluble APIs in one nanoparticle, has a lower ratio of active ingredient to medium (of only 1.3 to 1.0 vs. up to 88 to 1.0) and enables higher doses. This means much lower potential side effects.

Management

Julian Aleksov, Executive Chairman

Executive Chairman of the Board since 2015, Member of the Board since 1999. Former CEO of Oasmia and one of the founders of the company. Has extensive experience in coordination of research projects and strategic development of global intangible assets.

Mikael Asp, CEO

Mikael has a Master of Science in Chemical Engineering and has 25 years of experience from several companies within international pharmaceutical industry in research and development, production, quality assurance and as Qualified Person (QP).

Anders Lundin, CFO, acting Head of Information

Anders prior employment was as Head of Finance at Q-Med in Uppsala. He has 21 years' experience in business administration of commercial businesses. Among others, he had been employed as Finance Manager at GE Healthcare, Zarlink Semiconductor, Hi3g Access AB and Elektronikgruppen AB. Anders has a Bachelor degree in Business Administration from Uppsala University.

Anders Blom, EVP

Anders has more than 15 years of experience from international strategic business development and finance at Q-Med and Pharmacia. He has a Master of Business Administration degree from Uppsala University. Anders' last employment was as CEO of Swedish VC firm, Nexttobe AB.

Amir Tatarevic, COO

Being with Oasmia for more than 10 years, Amir has vast experience mainly in production, procurement and supply chain matters. He has studied in both logistics and economics. Amir's last employment was with Meda AB.

Dr. Ulf Jungnelius M.D., Senior Medical Advisor

Dr. Jungnelius possesses a strong background in oncology clinical research and development with key leading roles at a number of major oncology pharmaceutical companies including Eli Lilly, Pfizer, Celgene and others.

Investor Relations Contact

Robert Haag
IRTH Communications
Phone: +1-866-976-4784
OASM@irthcommunications.com

Disclaimer: This fact sheet contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements are valid only as of today, and we disclaim any obligation to update this information. Actual results may differ significantly from management's expectations.

Product Pipeline

Human Health

Candidate	Indication	Pre-clinical	Phase I	Phase II	Phase III	Reg/ Approval	Geography Rights
Paclical® (paclitaxel)	Ovarian cancer						Global (ex- Russian Commonwealth)
	Ovarian cancer					Approved	Russian Commonwealth
	Metastatic breast cancer		On-going				Global
	Metastatic breast cancer	Pharmacokinetic Study vs. Abraxane – finalized Q3 2015					Global
Doxophos (doxorubicin)	Breast cancer		Hybrid			Pending Approval	Global
Docecal (docetaxel)	Breast cancer	On-going	On-going				Global

Paclical® (paclitaxel) – is one of the most widely used anti-cancer substances and is included in the standard treatment of a variety of cancers such as lung cancer, breast cancer and ovarian cancer. Phase III trial successfully completed comparing Paclical® in combination with carboplatin to Taxol® (a leading anti-cancer & chemotherapy drug).

- Planned submission of Marked Authorization Application in Europe in Q1 2016
- Orphan Drug designation (ODD) in the US and EU for ovarian cancer indication, with 7 years of market exclusivity within the US
- Received market approval in the Russian Commonwealth
- As a reformulation of paclitaxel, Paclical® will be approved via the 505(b)(2) regulatory pathway in the US
- Non-inferiority to Taxol® as it pertains to efficacy
- Improved safety and tolerability profile to that of Taxol®
- Positive risk/benefit profile compared to standard treatment

Doxophos® (doxorubicin) – is a proprietary formulation of XR-17 and doxorubicin. Doxorubicin is used in multiple indications including leukemia, breast cancer, stomach cancer and lung cancer. The company estimates that the market exceeds $600 m despite global shortage of the drug. Oasmia has filed for approval in Russia and expects market authorization at the end of 2016.

Docecal® (docetaxel) – is a patented formulation of XR-17 and docetaxel. Docetaxel has been derived from paclitaxel and is used primarily in treatment of prostate cancer but also breast cancer, non small cell lung cancer, neck- & head cancer and stomach cancer. The pre-clinical development of the candidate is completed and clinical trials are currently being planned. Indications: breast cancer. Competitor Taxotere generated $2.8 billion in annual revenue for Sanofi in 2010.

Animal Health

Candidate	Indication	Pre-clinical	Phase I	Phase II	Phase III	Reg/ Approval	Geography Rights
Paccal Vet® - CA1 (paclitaxel)	Mammary / squamous cell				Planned for full Approval	Conditionally Approved	Global (ex-Japan)
	Mast cell				On-going		Global (ex-Japan)
Doxophos Vet (doxorubicin)	Lymphoma			On-going			Global

Oasmia proprietary platform and sales network will introduce US veterinarians to Company's leading animal therapeutics and provides near-term revenue. Oasmia has exclusive global rights for Paccal Vet® and Doxophos Vet®.

Paccal Vet®-CA1 (paclitaxel) – was previously distributed by Zoetis, a veterinary drug company that was spun off from Pfizer in 2013. Indications: mammary carcinoma, squamous cell carcinoma and mast cell tumors. FDA approved and launched in July 2014. There are no other approved pharmaceuticals similar to Paccal Vet-CA1 within veterinary medicine.

Doxophos Vet® (doxorubicin) – is a patented formulation of doxorubicin, which Oasmia is developing for the treatment of lymphoma, the most common cancer in dogs Indications. Clinical Phase 2 study ongoing.